UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2024

Commission File No. 0001-34184

NEW PACIFIC METALS CORP.
(Translation of registrant's name into English)

Suite 1750 - 1066 W. Hastings Street

Vancouver BC, Canada V6E 3X1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [ ]  Form 40-F  [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 1, 2024	NEW PACIFIC METALS CORP.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel & Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News Release dated October 1, 2024
99.2	Consent of Qualified Person - Marcelo del Giudice, FAusIMM
99.3	Consent of Qualified Person - Marc Schulte, P.Eng.
99.4	Consent of Qualified Person - Alex Zhang, P.Geo.
99.5	Consent of Qualified Person - Pedro C. Repetto, P.E., SME
99.6	Consent of Qualified Person - Anderson Goncalves Candido, FAusIMM
99.7	Consent of Qualified Person - Jinxing Ji, P.Eng
99.8	Consent of Qualified Person - Gonzalo Rios, FAusIMM